SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Item

1.	Interim Report 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: October 10, 2006	By: (Sd.) Hubert Chak

	Name:	Hubert Chak
	Title:	Company Secretary

Item 1

netvigator
PCCW
New Generation
Fixed Line

PCCW

interim report 2006 (Stock Code: 0008)

PCCW mobile

FORWARD-LOOKING STATEMENTS

The interim report contains forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the “Company” or "PCCW”) about the business and the industry and the markets in which we operate. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Consequently, actual results could differ materially from those expressed or forecast in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include:

■	increased competition in the Hong Kong telecommunications markets and the continuing negative effects from the regulatory constraints that apply to us;

■	possible negative effects of potentially new regulatory developments;

■	the risks associated with SUNDAY Communications Limited (“SUNDAY”), our mobile operator subsidiary, including intense competition in the mobile telecommunications market, the funding and development of our 3G business and the limitations under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) on business dealings between SUNDAY and its subsidiaries (the “SUNDAY Group”) and PCCW and its subsidiaries (the “Group”);

■	increased competition in the Hong Kong pay television market;

■	our ability to secure or successfully implement new business opportunities or anticipated projects with China Network Communications Group Corporation (“China Netcom”);

■	the risks related to the loss of business with competitors of China Netcom;

■	the risks associated with Pacific Century Premium Developments Limited (“PCPD”), our property development subsidiary, including the development of the Cyberport project and future property development plans;

■	our ability to implement our business plan as a consequence of our substantial debt;

■	our exposure to interest rate risk;

■	the risks associated with the expansion of our operations outside Hong Kong;

■	our ability to execute our business strategy, including our ability to enter into business combinations, strategic investment and acquisitions;

■	our ability to introduce new technologies, to successfully respond to technological developments and to adapt existing technologies may be limited; and

■	the other risk factors set out in the “Risk Factors” section of PCCW’s 2005 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on May 11, 2006.

Reliance should not be placed on these forward-looking statements, which reflect the views of our directors and management as at the date of this report only. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication.

EXCHANGE RATES

This report contains translation of certain Hong Kong dollar amounts into US dollars, and vice versa, at the fixed rate of US$1 = HK$7.80, solely for illustrative purposes. This does not mean that the currency conversions have been, or could be, converted at that rate or at any other rate of exchange.

CONTENTS

2	Key Figures

3	Statement from the Chairman

4	Statement from the Deputy Chairman and Group Managing Director

6	Management’s Discussion and Analysis

14	Consolidated Income Statement

15	Consolidated Balance Sheet

17	Consolidated Statement of Changes in Equity

19	Condensed Consolidated Cash Flow Statement

20	Notes to the Unaudited Condensed Consolidated Financial Statements

31	General Information

44	Investor Relations

PCCW interim report 2006	1

KEY FIGURES FINANCIAL HIGHLIGHTS For the six months ended June 30, 2006 In HK$ million (except per share data)

	2006	2005
	(Unaudited)	(Unaudited)

Turnover	14,124	11,701
Cost of sales	(7,555)	(5,893)
General and administrative expenses	(4,386)	(3,834)
Other gains, net	98	545
Finance costs, net	(616)	(929)
Share of results of associates	18	100

Profit before taxation	1,683	1,690
Income tax	(609)	(590)

Profit for the period	1,074	1,100

Attributable to:
Equity holders of the Company	796	954
Minority interests	278	146

Earnings per share (in HK cents)
Basic	11.83	15.77
Diluted	11.79	15.75

Dividend per share (in HK cents)
Interim dividend declared after the interim period	6.5	6.5

EBITDA[2]	3,652	3,237

	As at	As at
	June 30,	December 31,
	2006	2005

Net debt[4]	20,579	19,486

OPERATIONS HIGHLIGHTS

	As at	As at
	June 30,	December 31,
	2006	2005

Fixed line market share	68%	68%
Business lines	70%	69%
Residential lines	66%	66%

Exchange lines in service (’000)	2,579	2,564
Business lines (’000)	1,176	1,164
Residential lines (’000)	1,403	1,400

Total broadband access lines (’000)	998	953

now TV installed (’000)	608	549

Notes 2, 4: Please refer to page 7 for the definitions.

PCCW interim report 2006	2

STATEMENT FROM THE CHAIRMAN

Dear Fellow Shareholders,

The results for the six months ended June 30, 2006 demonstrate that we are continuing to deliver on our strategy for creating value by leveraging existing assets and investing in new growth opportunities. We have stabilized our core telecommunications business, fully integrated our new mobile business, and continue to expand our innovative TV & Content business.

We have again achieved a solid financial and operating performance, in the face of intense competition. Our quadruple play, market-leading service standards and innovative technologies have clearly distinguished us from our domestic competitors.

Continuing enhancements to our TV delivery platform and content, and coming further enhancements to our phone products and services will ensure that we remain the premium, preferred telecommunications and broadband provider in Hong Kong.

Following our acquisition of SUNDAY in June 2005, we have improved the quality of its 2G network and the diversity of its 3G content offerings. The result has been an improved mobile service fully integrated with our other telecommunications and media offerings that appeals to a broader cross-section of our customer base.

Our premium property arm, Pacific Century Premium Developments, continues to perform well, benefiting from the improved local economy and the quality reputation of our premium brand, Bel-Air. We have begun planning for new developments in Hong Kong and Beijing, and continue to consider other potential new opportunities.

Our alliance with China Netcom continues to develop. We have begun investing together in broadband and property redevelopment, and look forward to similar opportunities in yellow pages and mobile. China Netcom has recently reiterated its interest in working with us on mobile, should it obtain a 3G license.

In the UK, the phased development of our wireless broadband business continues, with further expansion into the western part of London. We are cautious on further expansion, as we wait for a global consensus on technology standards.

We have made significant progress during the first half of 2006. I will continue to work closely with the Board in the second half to achieve our strategic objectives.

Richard Li
Chairman
September 14, 2006

PCCW interim report 2006	3

STATEMENT FROM THE DEPUTY CHAIRMAN AND GROUP MANAGING DIRECTOR

I am pleased to report the Group’s interim results. In the first half of 2006, our core business continued to recover in a steadily improving business environment. now TV grew strongly and PCCW mobile added a 3G service. As in the past few years, innovation played a key role in keeping us ahead of the competition.

FIRST HALF 2006 RESULTS
Group revenue increased 21 percent from the first half of 2005 to HK$14,124 million and Group EBITDA increased 13 percent to HK$3,652 million. This was largely due to the higher booking of Bel-Air sales and the inclusion of SUNDAY’s consolidated results in the first half of 2006. Excluding the group’s property business and SUNDAY’s results, the financial performance of PCCW’s telecommunications business was relatively stable.

Group net profit attributable to our shareholders was HK$796 million, down 17 percent from the first half of 2005, primarily due to lower investment gains. Excluding such impact, attributable profit would have increased.

Basic earnings per share were 11.83 Hong Kong cents. It gives me great pleasure to inform you that the Board has declared an interim dividend of 6.5 Hong Kong cents per share.

FIRST HALF 2006 OPERATIONS
Telecommunications Services (“TSS”) – TSS continued to deliver stable results in a steadily improving business environment.

PCCW added 15,000 more fixed lines in the first half of 2006. The total number of fixed lines in service at the end of June 2006 was approximately 2,579,000, up 1 percent from the end of 2005. Our market share remained solid at 68 percent and ARPU showed clear signs of stabilizing.

Total broadband access lines in service reached 998,000 by the end of June 2006, up 5 percent from the end of 2005, as our high-quality value-added services including now TV, now.com.hk, and MOOV encouraged customer loyalty.

Cascade Limited (“CASCADE”) continued to build its external business during the first half of 2006, as it was awarded significant network-operation outsourcing and consultancy projects including in Indonesia, Vietnam and mainland China. CASCADE also successfully implemented an IPTV solution for True Internet, the largest broadband operator in Thailand.

Revenue from the Group’s contact center business increased as the outsourcing model became increasingly popular with Hong Kong and multinational corporations.

TV & Content – Revenue surged 66 percent to HK$303 million in the first half of 2006, driven by the strong growth of now TV. By the end of June 2006, the number of installed now TV services reached 608,000, of which 73 percent were subscribing to pay channels at an ARPU of HK$118 per month. By the end of August, the number of installed services had reached 654,000.

now TV added more exclusive local, international and sports content including a self-produced now Business News Channel (“now BNC”), the TVB PAY VISION pack, an expanded HBO suite of channels, and the UEFA Champions League.

now TV will be exclusively broadcasting the UEFA Champions League for three seasons starting from September 2006. We will offer complete coverage of 125 UEFA matches by broadcasting four matches simultaneously, with all the matches also made available through our on-demand service, “now Select”.

More interactive features were introduced including the now Game channel, and now shop. The now shop channel offers customers an interactive shopping gallery experience with a growing array of products and services such as DVDs, on-line cinema tickets, and real-time stock quotes from a partnership of now BNC with Reuters.

The Group’s internet portal now.com.hk continued to expand its high-quality value-added services. 227,000 NETVIGATOR customers had subscribed to this exclusive service by the end of June 2006, up 8 percent from December 2005. During the period, MOOV, Hong Kong’s largest on-line digital music streaming service, was launched and quickly gained popularity.

Mobile – PCCW mobile launched a 3G trial program in January 2006. The trial was a success, with some 105,000 customers selected and activated. Beginning in August, marketing efforts were launched to migrate the 3G trial users to various pricing packages.

In May 2006, the Group introduced the world’s first real-time, mobile TV service using Cell Multimedia Broadcast technology from Huawei. The initial TV programs offered include now BNC, 24-hour ATV News Channel, CNN International, CNBC, and Mobile ESPN.

Riding on the Group’s quadruple play advantage, the Company will integrate more now TV content into our 3G mobile services.

PCCW Solutions – The Group’s ICT solutions arm continued to expand its external business and was awarded significant contracts despite the challenging business environment.

PCCW interim report 2006	4

Major contracts won recently included high-profile public-sector projects such as the 10-year contract for the Electronic Passport System (e-Pass), and the Government Financial Management Information System (GFMIS) contract, both with the Hong Kong Government.

In the private sector, a contract with Bossini International Holdings Limited was also signed to manage its new Oracle Financial system rollout in the region, and provide comprehensive implementation services.

Pacific Century Premium Developments Limited (“PCPD”) – Revenue from PCPD increased 58 percent to HK$5,276 million in the first half of 2006, as the Bel-Air residential project continued to deliver good results.

CHINA NETCOM
The relationship with China Network Communications Group Corporation (“China Netcom”) continues to strengthen.

CNC Broadband (“CNCBB”) – We have signed the Sale and Purchase Agreement with China Netcom for the acquisition of a 50 percent stake in CNCBB. Approval for the restructuring of CNCBB was obtained from the State-owned Assets Supervision and Administration Committee. Pending the approval from the Ministry of Information Industry, we will soon sign a 50-50 joint venture agreement with China Netcom.

IPTV – CASCADE will provide IPTV consultancy services to China Netcom, including network and system design and build. We are continuing discussions on the possibility of setting up a joint venture between China Netcom, PCCW and other strategic partners to provide IPTV services.

Directories – We are continuing discussions on the possibility of forming a joint venture with China Netcom and other strategic partners to operate Internet and printed directories businesses in mainland China.

Property Development – Following completion of a technical and traffic analysis of the Hujialou site in Beijing, China Netcom and PCCW have finalized the site development scheme, including modification of the original China Netcom telephone exchange. The scheme has been presented to the Beijing Municipal Government, which has started the approval process. China Netcom and PCCW have completed a joint feasibility study of another potential development site at Dongsi in the central Beijing area.

Data Center Cooperation – PCCW has agreed to jointly develop new data center services with China Netcom in Guangdong. This data center service would support our customers in Southern China and also support the research and development initiatives of PCCW Solutions.

OUTLOOK
PCCW has successfully stabilized its core telecommunications business. The Group is working on building new revenue streams from TV & Content, Mobile, CASCADE, and PCCW Solutions.

After years of intense competition in the local fixed line market, signs of industry consolidation and improvements in retail prices in the market were seen. The market share of the Group’s core telecommunications business has stabilized, generating stable operating cash flow to finance the development of new businesses.

now TV has rapidly become one of the largest pay-TV services in Hong Kong, as viewers have been attracted to the increasingly rich content and the unique interactive features. The Group is optimistic about continued growth.

PCCW mobile’s 3G trial proved successful in quickly adding a large number of test users to the network. The Group has commenced migrating 3G trial users to paying customers. Innovations such as mobile TV help to differentiate our 3G offering. The Group is confident that 3G will play an important role in increasing our market share in the mobile sector.

The Company looks forward with optimism to the second half of 2006 and beyond, as the strengthened financial position and stabilization of the core business has laid a firm foundation for the future.

Jack So
September 14, 2006

PCCW interim report 2006	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

■	Continued recovery of core telecommunications business
■	Significant growth of now TV
■	Consolidated revenue increased 21% to HK$14,124 million
■	Consolidated EBITDA increased 13% to HK$3,652 million
■	Basic earnings per share 11.83 HK cents
■	Declared interim dividend of 6.5 HK cents per share

MANAGEMENT REVIEW
In the first half of 2006, PCCW’s core telecommunications business continued to recover in a steadily improving business environment. Consolidated revenue for the six months ended June 30, 2006 increased 21% to HK$14,124 million and consolidated EBITDA increased 13% to HK$3,652 million. This was largely due to the higher Bel-Air sales recognized upon completion of construction, and the consolidation of SUNDAY’s results in the first half of 2006. Excluding the Group’s property business, PCPD, and its mobile business, SUNDAY, the financial performance of PCCW’s telecommunications business was relatively stable.

Profit attributable to equity holders decreased 17% to HK$796 million primarily due to a lower investment gain recognized in the current six-month period. Excluding such impact, profit attributable to equity holders would have increased. Basic earnings per share were 11.83 HK cents. The Board of Directors of PCCW (the “Board”) has resolved to declare an interim dividend of 6.5 HK cents per share.

Business Segments
The Group’s business comprises the following main segments:

Telecommunications Services (“TSS”) is the leading provider of telecommunications products and services including local telephony, broadband access services (residential, business and wholesale), local and international data, international direct dial (“IDD”), sales of customer premise equipment (“CPE”), technical maintenance and subcontracting services and teleservices businesses.

TV & Content includes the Group’s fast-growing interactive pay-TV service, now TV; and its Internet portal multimedia entertainment platform, now.com.hk.

Mobile includes the Group’s 2G and 3G businesses conducted jointly with SUNDAY, a mobile operator acquired by the Group on June 22, 2005, under the brand names of SUNDAY and PCCW mobile.

PCCW Solutions offers Information and Communications Technologies (“ICT”) services and solutions in Hong Kong and mainland China. This segment also includes the business undertaken by Unihub China Information Technology Company Limited, the Company’s subsidiary jointly owned with China Telecommunications Corporation.

Other Businesses includes the Group’s directories operations in Hong Kong and mainland China, telecommunications business in Taiwan, wireless broadband business in the United Kingdom and all corporate support functions.

PCPD is the 61.66% flagship property subsidiary of PCCW. Its property portfolio includes the Cyberport project development in Hong Kong, Pacific Century Place in Beijing, and other residential sites and telephone exchange building redevelopment projects in Hong Kong and mainland China.

PCCW interim report 2006	6

FINANCIAL REVIEW BY SEGMENTS

For the six months ended	June 30,	June 30,	December 31,	Better/
HK$ million	2006	2005	2005	(Worse)
		(Note 1)	(Note 1)	y-o-y

Revenue
TSS	7,405	7,389	7,659	0%
TV & Content	303	182	249	66%
Mobile	585	–	598	N/A
PCCW Solutions	737	806	773	(9)%
Other Businesses	364	395	216	(8)%
Eliminations	(546)	(409)	(486)	(33)%

Total Revenue (excluding PCPD)	8,848	8,363	9,009	6%
PCPD	5,276	3,338	1,789	58%

Consolidated Revenue	14,124	11,701	10,798	21%

Cost of sales	(7,555)	(5,893)	(4,574)	(28)%
Operating costs before depreciation and amortization	(2,917)	(2,571)	(2,811)	(13)%
EBITDA[2]
TSS	3,414	3,425	3,568	0%
TV & Content	(186)	(114)	(164)	(63)%
Mobile	(70)	–	25	N/A
PCCW Solutions	83	2	45	500%+
Other Businesses	(297)	(386)	(428)	23%

Total EBITDA (excluding PCPD)	2,944	2,927	3,046	1%
PCPD	708	310	367	128%

Consolidated EBITDA[2]	3,652	3,237	3,413	13%

Consolidated EBITDA Margin[2,3]	26%	28%	32%	(2)%

Note 1	Certain comparative figures have been restated to conform with the business segment presentation in the current period:
	–	TV & Content and Mobile, previously included in TSS, have been presented as separate business segments.

	–	The Group’s retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions. Certain ICT business in mainland China has been restructured during the period.

	–	PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group’s telephone exchange buildings reclassified to Other Businesses.

Note 2	EBITDA represents earnings before interest income, finance costs, income tax, depreciation, amortization, gain/loss on disposal of property, plant and equipment, investment properties and interests in leasehold land, net other gains, provisions for impairment losses, restructuring costs, impairment losses on interests in jointly controlled companies and associates and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with the Hong Kong Financial Reporting Standards and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies

Note 3	Y-o-y percentage change was based on absolute percentage change.

Note 4	Gross debt refers to the principal amount of short-term borrowings and long-term liabilities. Net debt refers to the principal amount of short-term borrowings and long-term liabilities minus cash and cash equivalents and certain restricted cash.

PCCW interim report 2006	7

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

OPERATING DRIVERS

	June 30, 2006	June 30, 2005	December 31, 2005	Better/ (Worse)
				y-o-y	h-o-h

Exchange lines in service (’000)	2,579	2,514	2,564	3%	1%
Business lines (’000)	1,176	1,127	1,164	4%	1%
Residential lines (’000)	1,403	1,387	1,400	1%	0%
Fixed line market share[3]	68%	67%	68%	1%	0%
Business lines	70%	68%	69%	2%	1%
Residential lines	66%	65%	66%	1%	0%

Total broadband access lines (’000)	998	857	953	16%	5%
(Consumer, business and wholesale customers)
Retail consumer broadband subscribers (’000)	840	715	798	17%	5%
Retail business broadband subscribers (’000)	94	80	88	18	7%
Consumer narrowband subscribers (’000)	132	139	132	(5)%	0%
Traditional data (Exit Gbps)	351	262	294	34%	19%

Retail IDD minutes (’M mins)	819	741	786	11%	4%
International Private Leased Circuit (“IPLC”) bandwidth
(Exit Mbps)	15,489	6,503	10,175	138%	52%

now TV installed (’000)	608	441	549	38%	11%

TSS
The table below sets out the financial performance of TSS for the six months ended June 30, 2006 and 2005:

For the six months ended	June 30,	June 30,	December 31,	Better/
HK$ million	2006	2005	2005	(Worse)
		(Note 1)	(Note 1)	y-o-y

Local Telephony Services	2,352	2,462	2,400	(4)%
Local Data Services	2,092	2,101	2,079	0%
International Telecommunications Services	1,060	1,167	1,166	(9)%
Other Services	1,901	1,659	2,014	15%

TSS Revenue	7,405	7,389	7,659	0%

Cost of sales	(2,065)	(2,025)	(2,307)	(2)%
Operating costs before depreciation and amortization	(1,926)	(1,939)	(1,784)	1%

TSS EBITDA[2]	3,414	3,425	3,568	0%

TSS EBITDA Margin[2,3]	46%	46%	47%	0%

PCCW interim report 2006	8

TSS continued to deliver stable financial results in a steadily improving business environment. Revenue and EBITDA for the six months ended June 30, 2006 was HK$7,405 million and HK$3,414 million, respectively.

Local Telephony Services. Local telephony services revenue for the six months ended June 30, 2006 decreased by 4% to HK$2,352 million primarily due to the general downward pricing pressure in a highly saturated local fixed line market. Nevertheless, competition from other fixed line network operators appeared to become more benign; and with the Group’s effective customer retention and win-back campaigns, PCCW continued to record net fixed line gain on a consecutive monthly basis.

In the first half of 2006, the number of direct exchange lines operated by the Group increased by nearly 1% to 2,579,000, compared to a 2% decline for the same six-month period in 2005. This was in line with the modest growth in the Hong Kong fixed line market, according to the industry statistics provided by the Office of the Telecommunications Authority, as a result of the continuing recovery of the local economy. The Group’s estimated market share remained solid at approximately 68%.

Local Data Services. Local data services revenue for the six months ended June 30, 2006 remained stable at HK$2,092 million. Total broadband access lines in service reached 998,000 by the end of June 2006, including all wholesale customers. The continuing growth was supported by the Group’s high-quality value-added services, although average revenue per user (“ARPU”) for basic broadband access products and services softened in a highly penetrated local broadband market. The Group’s TV & Content business increased customer loyalty and kept the broadband churn rate much lower than the industry average.

International Telecommunications Services. International telecommunications services revenue for the six months ended June 30, 2006 decreased by 9% to HK$1,060 million. This segment of the market continued to be highly competitive, driving down retail prices while boosting traffic volume. In line with the global market trend, unit prices of IDD, IPLC and other international data products were lower than those in 2005.

Other Services. Other services revenue for the six months ended June 30, 2006 increased 15% to HK$1,901 million. Other services revenue primarily includes revenue from the sale of network equipment and CPE, provision of technical and maintenance services including contracts secured by Cascade Limited (“CASCADE”), certain international connectivity products and services and the Group’s teleservices businesses.

In the first half of 2006, CASCADE continued to build its external business and was awarded significant network operation outsourcing and consultancy projects from various Southeast Asia telecommunications operators. Revenue from the Group’s teleservices businesses also increased during the period as the teleservices outsourcing model for corporations became increasingly popular.

TV & Content
Revenue from TV & Content surged by 66% to HK$303 million for the six months ended June 30, 2006, driven by the strong growth of the now TV business. By the end of June 2006, now TV subscription reached 608,000 with a large number paying an ARPU of HK$118 per month. New content recently introduced by now TV includes the self-produced now Business News Channel (“now BNC”), the exclusive HBO suite of channels, AXN, the TVB PAY VISION pack and the exclusive UEFA Champions League. More interactive features were introduced including the now Game channel and now shop.

now.com.hk, the Group’s Internet portal, continued to bring high-quality value-added services exclusively to PCCW’s broadband customers. 227,000 NETVIGATOR customers subscribed to the service at the end of June 2006, up 8% from December 2005. MOOV, an online digital music service, was also launched during the period.

Mobile
Revenue from the Group’s mobile operation was HK$585 million for the six months ended June 30, 2006, and primarily represented the post-acquisition revenue contribution from SUNDAY. The mobile telecommunications market in Hong Kong remained intensely competitive. In January 2006, PCCW launched a 3G trial program, which has proven to be a success with some 105,000 customers selected and activated. Beginning in August 2006, marketing campaigns have been launched to migrate the 3G trial users to various pricing packages.

In May 2006, the Group introduced the world’s first real-time mobile TV service using Cell Multimedia Broadcast technology. Initial TV programs offered include now BNC, 24-hour ATV News Channel, CNN International, CNBC and Mobile ESPN.

PCCW interim report 2006	9

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

PCCW Solutions
PCCW Solutions revenue for the six months ended June 30, 2006 decreased 9% to HK$737 million. PCCW Solutions continued to expand its external business and was awarded significant contracts despite the challenging business environment. The Group’s ICT business in mainland China underwent certain restructuring during the period to improve efficiency. Major contracts recently won include high-profile public sector contracts such as the 10-year Electronic Passport System (e-Pass) contract and the Government Financial Management Information System (GFMIS) contract with the Hong Kong Government. In the private sector, a contract with Bossini International Holdings Limited was also signed to provide comprehensive implementation services and manage its new Oracle Financial system rollout in the region.

PCPD
PCPD revenue for the six months ended June 30, 2006 increased 58% to HK$5,276 million, reflecting the higher Bel-Air sales recognized upon completion of construction.

Other Businesses
Other Businesses primarily includes the Group’s directories businesses in Hong Kong and mainland China, its telecommunications business in Taiwan, its wireless broadband business in the United Kingdom, and all corporate support functions. Other Businesses revenue decreased 8% to HK$364 million largely due to the Group’s disposal of its entire interest in JALECO Ltd. in the second half of 2005.

Eliminations
Eliminations predominantly relate to internal charges for telecommunications services consumed, IT support and computer system network charges, customer support services and rental among the Group’s business units.

COSTS
Total cost of sales for the six months ended June 30, 2006 increased 28% to HK$7,555 million primarily due to a 54% higher cost of sales of the Cyberport project recognized in relation to the increased Bel-Air revenue. Post-acquisition cost of sales for SUNDAY was also recognized in the first half of 2006. Excluding the Group’s property business and SUNDAY’s results, total cost of sales remained fairly stable on a year-on-year basis. The higher cost of sales for TV & Content corresponding to the strong business growth was partially offset by the lower cost of sales for PCCW Solutions.

General and administrative expenses for the period increased 14% after consolidating SUNDAY’s operating costs in the first half of 2006. Excluding SUNDAY’s results, general and administrative expenses remained fairly stable on a year-on-year basis. Staff costs were flat despite an increase in the Group’s business activities such as now TV and 3G.

The table below sets out the general and administrative expenses for the six months ended June 30, 2006 and 2005:

For the six months ended	June 30,	June 30,	December 31,	Better/
HK$ million	2006	2005	2005	(Worse)
				y-o-y

Staff costs	1,444	1,438	1,239	0%
Rent, rates and utilities	437	360	442	(22)%
Other operating costs	1,036	773	1,130	(34)%

Total operating costs before depreciation and amortization	2,917	2,571	2,811	(13)%
Depreciation and amortization	1,467	1,296	1,398	(13)%
Loss/(Gain) on disposal of property, plant and equipment,
investment properties and interests in leasehold land	2	(33)	9	N/A

General and administrative expenses	4,386	3,834	4,218	(14)%

PCCW interim report 2006	10

EBITDA2
Consolidated EBITDA for the six months ended June 30, 2006 increased 13% to HK$3,652 million. EBITDA recognized from PCPD more than doubled on a year-on-year basis although the Group’s now TV and 3G businesses recorded higher EBITDA losses at their respective early stages of the business life cycle. TSS EBITDA remained steady at HK$3,414 million while PCCW Solutions EBITDA increased substantially upon completion of certain contracts.

The Group continued to exercise cautious cost control and substantially reduced its corporate overhead during the period. As a result, Other Businesses EBITDA loss in the first half of 2006 narrowed by 23%.

Consolidated EBITDA margin decreased by nearly 2 percentage points to 26% while TSS EBITDA margin was maintained at 46%.

Other Gains, Net
Net other gains decreased to HK$98 million for the six months ended June 30, 2006 from HK$545 million in the first half of 2005 largely due to the lower net realized and unrealized gains arising from cross currency swap contracts and other investments of the Group.

Interest Income and Finance Costs
Interest income for the six months ended June 30, 2006 increased 82% year-on-year to HK$312 million. Finance costs decreased 16% to HK$928 million after the US$1,100 million 3.5% guaranteed convertible bonds due 2005 were redeemed in December 2005. Average cost of debt for the six months ended June 30, 2006 was approximately 6.4% .

Share of Results of Associates
Share of results of associates decreased to HK$18 million for the six months ended June 30, 2006 from HK$100 million in the first half of 2005 after the Group’s disposal of its entire interest in MobileOne Ltd in October 2005.

Taxation
Taxation expenses for the six months ended June 30, 2006 increased 3% to HK$609 million and the Group’s effective tax rate for the six months ended June 30, 2006 was 36% (June 30, 2005: 35%). This rate is higher than the statutory tax rate of 17.5% mainly due to the fact that losses of some companies cannot be offset against profits of other companies for Hong Kong tax purposes and the disallowance of financing costs relating to the financing of non-income-producing assets. Excluding these factors, the Group would have an effective tax rate around the statutory tax rate of 17.5% .

Minority Interests
Minority interests of HK$278 million primarily represented the net profit attributable to the minority shareholders of PCPD.

Profit Attributable to Equity Holders of the Company
Profit attributable to equity holders of the Company for the six months ended June 30, 2006 decreased to HK$796 million from HK$954 million in the first half of 2005 mainly due to a lower investment gain recognized in the current period partially offset by a higher operating profit and the substantial savings in net finance costs.

LIQUIDITY AND CAPITAL RESOURCES
Net cash outflow from operating activities for the six months ended June 30, 2006 was HK$2,817 million compared to an inflow of HK$1,587 million for the same period in 2005. At the end of June 2006, a total of HK$4,314 million was set aside in a restricted cash account mainly for discharging the US$450 million 1% guaranteed convertible bonds due in January 2007. Excluding such difference, net cash inflow from operating activities for the period was relatively stable on a year-on-year basis.

The Group’s gross debt4 totaled HK$30,467 million as at June 30, 2006 (December 31, 2005: HK$29,165 million) while cash and cash equivalents decreased to HK$5,574 million (December 31, 2005: HK$9,679 million). The Group’s net debt4 was HK$20,579 million as at June 30, 2006 compared to HK$19,486 million as at December 31, 2005.

PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, had a total of HK$10,800 million committed medium-term revolving credit facilities, of which HK$3,000 million remained undrawn as at June 30, 2006. In July 2006, PCCW further strengthened its liquidity position by entering into a HK$6,450 million four-year revolving loan facility for general corporate purposes.

The Cyberport project continued to generate surplus proceeds from the sale of Bel-Air units. Net surplus proceeds distributed to the Group over the course of the Cyberport project totaled HK$2,285 million, including HK$638 million received in the first half of 2006.

The Group’s gross debt4 to total assets was 58.8% as at June 30, 2006.

PCCW interim report 2006	11

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

Credit Ratings of HKTC
As at the date of this interim report, HKTC had investment grade ratings with Standard & Poor’s Ratings Services (BBB/Stable), Moody’s Investors Service (Baa2/Stable) and Fitch Ratings (BBB+/Negative).

CAPITAL EXPENDITURE
Group capital expenditure for the six months ended June 30, 2006 increased to HK$1,070 million (June 30, 2005: HK$691 million), after consolidating SUNDAY’s capital expenditure of HK$324 million in the first half of 2006 (June 30, 2005: Nil). The majority of capital expenditure was spent on meeting demand of new products and services, such as now TV, and on new initiatives including building the Group’s IP Network, next generation fixed-line services and broadband network expansion. SUNDAY’s capital expenditure was spent on 3G network rollout and enhancement of the 2G network coverage and service quality.

PCCW has made significant investment in its communications network in previous years. This included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides ongoing core network expansion, capital expenditure will include development of the full IP Network, mobile network services and other new products and services. PCCW will continue to invest prudently, using assessment criteria including internal rate of return, net present value and payback period.

HEDGING
Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a sub-committee of the Executive Committee of the Board, determines appropriate risk management activities undertaken with the aim of managing prudently the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee of the Company, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

CHARGE ON ASSETS
As at June 30, 2006, certain assets of the Group with an aggregate carrying value of HK$68 million (December 31, 2005: HK$62 million) were pledged to secure loans and borrowing facilities utilized by the Group.

Certain financial assets at fair value through profit or loss, with an aggregate value of HK$173 million (December 31, 2005: HK$178 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

CONTINGENT LIABILITIES

HK$ million	As at	As at
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Performance guarantee	451	403
Others	26	34

	477	437

Apart from the above, as disclosed in the Group’s annual financial statements for the year ended December 31, 2005, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. (“NCIC”) for HKT’s alleged failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000.

During the period, the Group decided to raise its stake in TTNS in view of the increasing strategic importance of its Taiwan operations in the context of its Greater China business operations. The Group negotiated with NCIC to acquire 6,522,000 shares of TTNS and completed the acquisition in July 2006. Following the purchase, the Group’s effective interest in TTNS was increased to 62.56% from 56.56% .

In July 2006, HKT and NCIC filed a consent summons with the High Court of the Hong Kong Special Administrative Region permanently staying the court action as mentioned above which has effectively terminated these legal proceedings.

PCCW interim report 2006	12

HKTC is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$354 million up to June 30, 2006. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The directors of PCCW (the “Directors”) consider that the impact of any unprovided amounts which may materialize is immaterial.

The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the Directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

HUMAN RESOURCES
As at June 30, 2006, the Group had approximately 14,453 employees (June 30, 2005: 13,525), including employees of SUNDAY. About three quarters of these employees work in Hong Kong and the others are based outside of Hong Kong, mainly in mainland China. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of the net profit after tax target for the Group as a whole and revenue and EBITDA2 targets for the Company’s individual businesses. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholders’ value.

PCCW places great emphasis on training and developing its people to keep the Company at the leading edge of ICT as well as at the forefront of the best business and customer service practices. A wide spectrum of training programs on product, system, business and management practices were provided to help build a competitive workforce and cultivate effective managerial practices throughout the Group. Career and leadership development programs and various trainee schemes were in place to take care of career development of both internal talent and top-notch graduate intakes while serving to build general business and management strength for the Group.

INTERIM DIVIDEND
The Board has resolved to declare an interim dividend of 6.5 HK cents per share (June 30, 2005: 6.5 HK cents per share) for the six months ended June 30, 2006 to shareholders whose names appear on the Register of Members of the Company on October 4, 2006, payable on or around October 11, 2006.

The Register of Members will be closed from September 29, 2006 to October 4, 2006 both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the interim dividend of 6.5 HK cents per share, all transfers, accompanied by the relevant share certificates, should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, for registration not later than 4:00 p.m. on September 28, 2006. Dividend warrants will be despatched on or around October 11, 2006.

PCCW interim report 2006	13

CONSOLIDATED INCOME STATEMENT
For the six months ended June 30, 2006

In HK$ million (except earnings per share)	Note		2006	2005
			(Unaudited)	(Unaudited)

Turnover	3		14,124	11,701
Cost of sales			(7,555)	(5,893)
General and administrative expenses			(4,386)	(3,834)
Other gains, net	4		98	545
Interest income			312	171
Finance costs			(928)	(1,100)
Share of results of associates			18	100

Profit before taxation	5		1,683	1,690
Income tax	6		(609)	(590)

Profit for the period	3		1,074	1,100

Attributable to:
Equity holders of the Company			796	954
Minority interests			278	146

Profit for the period			1,074	1,100

Interim dividend declared after the interim period	7	(a)	438	437

Earnings per share	8
Basic			11.83 cents	15.77 cents

Diluted			11.79 cents	15.75 cents

PCCW interim report 2006	14

CONSOLIDATED BALANCE SHEET

As at June 30, 2006

		As at	As at
		June 30,	December 31,
In HK$ million	Note	2006	2005
		(Unaudited)	(Audited)

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	15	15,759	16,012
Investment properties		3,423	3,390
Interests in leasehold land		1,143	661
Properties under development		1,784	1,935
Goodwill		2,661	2,661
Intangible assets		1,343	1,326
Interest in jointly controlled companies		9	10
Interest in associates		713	695
Held-to-maturity investments		15	18
Available-for-sale financial assets	15	551	526
Amounts due from related companies		13	15
Net lease payments receivable		203	203
Deferred tax assets		2	4
Other non-current assets		102	118

		27,721	27,574

Current assets
Properties under development		2,147	5,538
Properties for sale		452	131
Sales proceeds held in stakeholders’ accounts		3,681	4,293
Restricted cash		7,415	1,592
Prepayments, deposits and other current assets		1,573	1,382
Inventories		524	534
Amounts due from related companies		49	45
Derivative financial instruments		99	102
Financial assets at fair value through profit or loss	15	229	312
Investment in unconsolidated subsidiaries held for sale		45	45
Accounts receivable, net	9	2,301	2,056
Cash and cash equivalents	15	5,574	9,679

		24,089	25,709

PCCW interim report 2006	15

CONSOLIDATED BALANCE SHEET (CONTINUED)
As at June 30, 2006

		As at June 30,	As at December 31,
In HK$ million	Note	2006	2005
		(Unaudited)	(Audited)

Current liabilities
Short-term borrowings		(11,870)	(6,500)
Derivative financial instruments		(73)	(62)
Accounts payable	10	(890)	(997)
Accruals, other payables and deferred income		(4,518)	(5,214)
Provisions		(4,937)	(5,299)
Amounts due to related companies		(980)	(1,153)
Gross amount due to customers for contract work		(11)	(11)
Advances from customers		(1,590)	(2,269)
Taxation		(400)	(855)

		(25,269)	(22,360)

Net current (liabilities)/assets		(1,180)	3,349

Total assets less current liabilities		26,541	30,923

Non-current liabilities
Long-term liabilities		(18,928)	(22,857)
Amounts due to minority shareholders of subsidiaries		(11)	(11)
Deferred tax liabilities		(2,119)	(2,181)
Deferred income		(797)	(860)
Defined benefit liability		(12)	(13)
Provisions		(723)	(1,435)
3G licence fee liability		(558)	(531)
Other long-term liabilities		(284)	(303)

		(23,432)	(28,191)

Net assets		3,109	2,732

CAPITAL AND RESERVES
Share capital	11	1,684	1,681
Deficit	12	(936)	(1,071)

Equity attributable to equity holders of the Company		748	610
Minority interests		2,361	2,122

Total equity		3,109	2,732

PCCW interim report 2006	16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2006

In HK$ million	2006 (Unaudited)

			Attributable to equity holders of the Company							Minority interests	Total equity

	Share capital	Share premium	Special capital reserve	Employee share-based compensation reserve	Convertible note and bonds reserve	Currency translation reserve	Available-for-sale financial assets reserve	Deficit	Total

At January 1, 2006	1,681	7,622	22,255	223	183	(55)	89	(31,388)	610	2,122	2,732
Net gains recognized directly in equity:
Translation exchange differences	–	–	–	–	–	50	–	–	50	14	64
Fair value gains from available-for-sale
financial assets	–	–	–	–	–	–	12	–	12	–	12
Profit for the period	–	–	–	–	–	–	–	796	796	278	1,074
Exercise of employee share options	3	57	–	–	–	–	–	–	60	–	60
Premium arising from exercise of employee
share options	–	26	–	(26)	–	–	–	–	–	–	–
Employee share-based compensation	–	–	–	28	–	–	–	–	28	(2)	26
Dividend paid in respect of the previous year	–	–	(634)	–	–	–	–	(174)	(808)	–	(808)
Dividend paid to minority shareholders of
a subsidiary in respect of the previous year	–	–	–	–	–	–	–	–	–	(51)	(51)

At June 30, 2006	1,684	7,705	21,621	225	183	(5)	101	(30,766)	748	2,361	3,109

PCCW interim report 2006	17

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)
For the six months ended June 30, 2006

In HK$ million	2005 (unaudited)

			Attributable to equity holders of the Company						Minority interest	Total equity

	Share capital	Share premium	Special capital reserve	Employee share-based compensation reserve	Convertible note and bonds reserve	Currency translation reserve	Deficit	Total

At January 1, 2005	1,344	29	19,980	137	202	(44)	(29,645)	(7,997)	1,859	(6,138)
Net losses recognized directly in equity:
Translation exchange differences	–	–	–	–	–	(28)	–	(28)	4	(24)
Profit for the period	–	–	–	–	–	–	954	954	146	1,100
Exercise of employee share options	–	3	–	–	–	–	–	3	–	3
Premium arising from exercise of employee
share options	–	2	–	(2)	–	–	–	–	–	–
Employee share-based compensation	–	–	–	54	–	–	–	54	–	54
Issue of ordinary shares, net of issuing expenses	336	7,558	–	–	–	–	–	7,894	–	7,894
Transfer to special capital reserve	–	–	3,010	–	–	–	(3,010)	–	–	–
Elimination of losses for the period from
January 1, 2005 to June 29, 2005
against special capital reserve	–	–	(496)	–	–	–	496	–	–	–
Dividend paid in respect of the previous year	–	–	–	–	–	–	(645)	(645)	–	(645)
Dividend paid to minority shareholders
of a subsidiary in respect of the previous year	–	–	–	–	–	–	–	–	(64)	(64)
Increase in minority interests arising on exercise of
convertible note issued by a subsidiary	–	–	–	–	–	–	–	–	88	88
Increase in minority interests arising from acquisition
of a subsidiary	–	–	–	–	–	–	–	–	11	11

At June 30, 2005	1,680	7,592	22,494	189	202	(72)	(31,850)	235	2,044	2,279

PCCW interim report 2006	18

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended June 30, 2006

In HK$ million	2006	2005
	(Unaudited)	(Unaudited)

Net cash (outflow)/inflow from operating activities	(2,817)	1,587
Net cash (outflow)/inflow from investing activities	(998)	804
Net cash (outflow)/inflow from financing activities	(325)	4,998

(Decrease)/Increase in cash and cash equivalents	(4,140)	7,389
Exchange realignment	35	(37)
Cash and cash equivalents at January 1	9,679	3,494

Cash and cash equivalents at June 30	5,574	10,846

Analysis of the balance of cash and cash equivalents:
Cash and bank balances	12,998	11,717
Bank overdrafts	(9)	(18)
Less: Restricted cash	(7,415)	(853)

	5,574	10,846

PCCW interim report 2006	19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
For the six months ended June 30, 2006

1	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of PCCW Limited (the “Company”) and its subsidiaries (collectively known as the “Group”) have been prepared in accordance with Hong Kong Accounting Standard (“HKAS”) 34 “Interim Financial Reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The unaudited condensed consolidated financial statements have been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the HKICPA, by the Company’s auditors.

The preparation of the unaudited condensed consolidated financial statements in conformity with HKAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The accounting policies and methods of computation used in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2005, except for the adoption of the following new and revised Hong Kong Financial Reporting Standards (“HKFRSs”), HKASs and Interpretations (“Int”) (hereinafter collectively referred to as “new HKFRSs”) which are effective for accounting periods beginning on or after January 1, 2006:

	–	Amendment to HKAS 19 Employee Benefits
		–	Actuarial Gains and Losses, Group Plans and Disclosures

	–	Amendment to HKAS 21 The Effects of Changes in Foreign Exchange Rates
		–	Net Investment in a Foreign Operation

	–	Amendment to HKAS 39 Financial Instruments: Recognition and Measurement
		–	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
		–	The Fair Value Option

	–	Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts
		–	Financial Guarantee Contracts

	–	HKFRS-Int 4 Determining whether an Arrangement contains a Lease

The adoption of these new HKFRSs has no material effect on the Group’s results and financial position for the current or prior periods.

PCCW interim report 2006	20

2	MATERIAL TRANSACTIONS

	a.	On January 10, 2006, the High Court of the Hong Kong Special Administrative Region (the “High Court”) made an order permitting the release of the Company from its undertakings given to the High Court in connection with the capital reduction, details of which are set out in note 12. In summary, the undertakings required certain amounts to be credited to the special capital reserve created in connection with the capital reduction; that those amounts should not be treated as realized profit for the purposes of the Hong Kong Companies Ordinance; that the special capital reserve should be treated as undistributable for the purposes of the Hong Kong Companies Ordinance; and that the Company record a summary of the undertakings in its audited or interim financial statements.

The order of the High Court permits the undertakings to be released subject to the Company setting aside sums totalling approximately US$544 million (approximately HK$4,243 million) and HK$106 million for the sole purpose of discharging certain debts or liabilities of the Company existing at the date of the capital reduction, principally being the aggregate amount of principal, accrued interest and redemption premium payable on maturity of the US$450 million 1% guaranteed convertible bonds due 2007 issued by PCCW Capital No. 2 Limited, an indirect wholly-owned subsidiary of the Company. Those amounts were set aside, and the release of the undertakings thereby became effective, on March 27, 2006. As at June 30, 2006, the total cash set aside was approximately HK$4,314 million and has been recorded under “Restricted cash” in the unaudited consolidated balance sheet.

Following the release of the undertakings, the Company and the special capital reserve ceased to be subject to those restrictions and the Company is no longer required to record a summary of the undertakings in its audited or interim financial statements.

	b.	On March 2, 2006, PCCW IMS China Development Company Limited (“PCCW IMS China”), an indirect wholly-owned subsidiary of the Company, entered into a sale and purchase agreement with China Network Communications Group Corporation (“China Netcom”), a stated-owned enterprise established under the laws of the People’s Republic of China (the “PRC”), and China Netcom (Holdings) Company Limited, a stated-owned enterprise established under the laws of the PRC and a wholly-owned subsidiary of China Netcom, as vendors, and China Netcom Broadband Corporation Limited (“CNCBB”), a limited liability company established in the PRC and a subsidiary of China Netcom, as the target company, whereby PCCW IMS China agreed to acquire from the vendors an aggregate of 50% of the registered capital of CNCBB after the completion of CNCBB’s group reorganization at a consideration of RMB318 million (approximately HK$305.77 million), which will be funded by internal resources of the Company and is payable in a prescribed manner. As at June 30, 2006, a deposit of HK$7.8 million has been paid and recorded under “Prepayments, deposits and other current assets” in the unaudited consolidated balance sheet. The transaction has not been completed as at the date of this interim report.

	c.	Pursuant to an Amended and Restated Limited Partnership Agreement dated April 20, 2006 entered into among, inter alia, Internet Applications Limited, an indirect wholly-owned subsidiary of the Company, and CBC Partners, L.P., the general partner of China Broadband Capital Partners, L.P. (the “Fund”), Internet Applications Limited agreed to invest up to a maximum amount of US$50 million in the Fund as a limited partner of the Fund. The Fund has been established with the principal objective of making investments in telecommunications, media and technology related companies with substantial markets and/or operations in the PRC. As at June 30, 2006, the investment in the Fund was approximately HK$15.6 million and recorded under “Available-for-sale financial assets” in the unaudited consolidated balance sheet.

PCCW interim report 2006	21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2006

3	SEGMENT INFORMATION

During the period, the Group has changed the identification of its reporting business segments. The new basis of segment identification provides a more appropriate presentation of segment information so as to better reflect the Group’s current business development. The Group comprises the following main business segments:

Telecommunications Services (“TSS”) is the leading provider of telecommunications products and services including local telephony, broadband access services, local and international data, international direct dial, sales of equipment, technical maintenance and subcontracting services and teleservices businesses.

TV & Content includes interactive pay-TV service and the Internet portal multimedia entertainment platform.

Mobile includes the Group’s 2G and 3G mobile businesses.

PCCW Solutions offers Information and Communications Technologies services and solutions in Hong Kong and mainland China.

Pacific Century Premium Developments Limited (“PCPD”) covers the Group’s property portfolio in Hong Kong and mainland China including the Cyberport project development in Hong Kong.

Other Businesses include the Group’s directories operations in Hong Kong and mainland China, telecommunications business in Taiwan, wireless broadband business in the United Kingdom and all corporate support functions.

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

In HK$ million	TSS		TV & Content		Mobile		PCCW Solutions		PCPD		Other Businesses		Eliminations		Consolidated

For the six months ended June 30,	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005* (Unaudited)	2006 (Unaudited)	2005 (Unaudited)

TURNOVER	7,405	7,389	303	182	585	–	737	806	5,276	3,338	364	395	(546)	(409)	14,124	11,701

RESULT
Segment results	2,401	2,362	(235)	(143)	(292)	–	62	(36)	701	310	(356)	26	–	–	2,281	2,519
Interest income															312	171
Finance costs															(928)	(1,100)
Share of results
of associates	18	100	–	–	–	–	–	–	–	–	–	–	–	–	18	100

Profit before taxation															1,683	1,690
Income tax															(609)	(590)

Profit for the period															1,074	1,100

*	Certain comparative figures have been restated to conform with the business segment presentation in the current period as follows:

	1.	TV & Content and Mobile, previously included in TSS, have been presented as separate business segments.

	2.	The Group’s retail business broadband and directories businesses, both previously included in Business eSolutions, have been reclassified to TSS and Other Businesses, respectively. Business eSolutions has also been renamed as PCCW Solutions.

	3.	PCPD is principally the former Infrastructure segment with certain external rental income earned from the Group’s telephone exchange buildings reclassified to Other Businesses.

PCCW interim report 2006	22

4     OTHER GAINS, NET

	Six months ended
In HK$ million	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Net realized gains on disposals of investments in
a subsidiary and an associate, available-for-sale financial
assets and financial assets at fair value through profit or loss	15	98
Net unrealized (losses)/gains on financial assets at fair
value through profit or loss	(5)	26
Impairment loss on investment in unconsolidated
subsidiaries held for sale	–	(6)
Net realized and unrealized fair value (losses)/gains on
derivative financial instruments	(19)	426
Dividend income	2	1
Write back of provision for loss on legal claims	105	–

	98	545

5     PROFIT BEFORE TAXATION
Profit before taxation is stated after crediting and charging the following:

	Six months ended
In HK$ million	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Crediting:
Revenue from properties sold	5,123	3,179
Gain on disposal of property, plant and equipment,
investment properties and interests in leasehold land	–	33
Charging:
Cost of sales, excluding properties sold	3,172	3,045
Cost of properties sold	4,383	2,848
Depreciation of property, plant and equipment	1,350	1,240
Amortization of intangible assets	104	48
Amortization of land lease premium	13	8
Loss on disposal of property, plant and equipment,
investment properties and interests in leasehold land	2	–
Finance costs on borrowings	900	1,021
Staff costs	1,444	1,438

PCCW interim report 2006	23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2006

6	INCOME TAX

	Six months ended
In HK$ million	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Current income tax:
Hong Kong profits tax	699	648
Overseas tax	(26)	2
Recovery of deferred taxation	(64)	(60)

	609	590

Hong Kong profits tax has been provided at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the period. Overseas taxation has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

7	DIVIDENDS
a. Dividend attributable to the interim period

	Six months ended
In HK$ million	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Interim dividend declared after the interim period of 6.5 HK cents
(2005: 6.5 HK cents) per ordinary share	438	437

At a meeting held on September 14, 2006, the directors declared an interim dividend of 6.5 HK cents per share for the year ending December 31, 2006. This interim dividend is not reflected as a dividend payable in these unaudited condensed consolidated financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2006.

b. Dividend attributable to the previous financial year, approved and paid during the interim period

	Six months ended
In HK$ million	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Final dividend in respect of the previous financial year
approved and paid during the following interim period,
of 12 HK cents (2005: 9.6 HK cents) per ordinary share	808	645

PCCW interim report 2006	24

8      EARNINGS PER SHARE
The calculations of basic and diluted earnings per share are based on the following data:

	Six months ended
	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Earnings (in HK$ million)
Earnings for the purposes of basic and diluted earnings per share	796	954

Number of shares
Weighted average number of ordinary shares for the
purpose of basic earnings per share	6,730,527,364	6,049,937,035
Effect of deemed issue of shares under the Company’s
share option scheme for nil consideration	20,738,311	6,123,399

Weighted average number of ordinary shares for the
purpose of diluted earnings per share	6,751,265,675	6,056,060,434

The US$450 million 1% guaranteed convertible bonds due 2007 outstanding as at June 30, 2006 has an anti-dilutive effect on the basic earnings per share for the six months ended June 30, 2006. Both the US$450 million 1% guaranteed convertible bonds due 2007 and the US$1,100 million 3.5% guaranteed convertible bonds due 2005 outstanding as at June 30, 2005 have anti-dilutive effect on the basic earnings per share for the six months ended June 30, 2005.

9     ACCOUNTS RECEIVABLE, NET
An aging analysis of accounts receivable is set out below:

	As at	As at
	June 30,	December 31,
In HK$ million	2006	2005
	(Unaudited)	(Audited)

0 – 30 days	1,227	1,247
31 – 60 days	261	354
61 – 90 days	263	110
91 – 120 days	189	107
Over 120 days	517	466

	2,457	2,284
Less: Impairment loss for doubtful debts	(156)	(228)

	2,301	2,056

The normal credit period granted by the Group ranges up to 30 days from the date of the invoice unless there is a separate mutual agreement on extension of the credit period. In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. Debtors who have overdue payable are requested to settle all outstanding balances before any further credit is granted.

PCCW interim report 2006	25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2006

10    ACCOUNTS PAYABLE
An aging analysis of accounts payable is set out below:

	As at	As at
	June 30,	December 31,
In HK$ million	2006	2005
	(Unaudited)	(Audited)

0 – 30 days	461	648
31 – 60 days	123	82
61 – 90 days	28	43
91 – 120 days	80	49
Over 120 days	198	175

	890	997

11    SHARE CAPITAL

	Number of shares	Nominal value
	(Unaudited)	(Unaudited)
		HK$ million

Authorized:
Ordinary shares of HK$0.25 each	10,000,000,000	2,500

Issued and fully paid:
Ordinary shares of HK$0.25 each
Balances as at January 1, 2006	6,723,020,490	1,681
Exercise of employee share options (note a)	13,787,495	3

Balances as at June 30, 2006	6,736,807,985	1,684

a.	During the period, 7,178,995, 6,595,500 and 13,000 employee share options were exercised by the eligible option holders at their respective subscription prices of HK$4.350, HK$4.475 and HK$4.900 for a total cash consideration of HK$60,807,191 resulting in the issue of 13,787,495 new ordinary shares of HK$0.25 each.

PCCW interim report 2006	26

12	DEFICIT

Pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Hong Kong Companies Ordinance (the “Capital Reduction”).

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Hong Kong Companies Ordinance. The undertaking, however, is subject to the following provisos:–

(i) the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company’s issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

(ii) an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company’s investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

(iii) upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

Pursuant to an order made by the High Court on January 10, 2006, details of which are set out in note 2(a), the above undertaking was released with effect from March 27, 2006.

13	CAPITAL COMMITMENTS

	As at	As at
	June 30,	December 31,
In HK$ million	2006	2005
	(Unaudited)	(Audited)

Authorized and contracted for	3,324	2,920
Authorized but not contracted for	2,160	2,270

	5,484	5,190

PCCW interim report 2006	27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2006

14	CONTINGENT LIABILITIES

	As at	As at
	June 30,	December 31,
In HK$ million	2006	2005
	(Unaudited)	(Audited)

Performance guarantee	451	403
Others	26	34

	477	437

	a.	As disclosed in the Group’s annual financial statements for the year ended December 31, 2005, on April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. (“NCIC”) for HKT’s alleged failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000.

During the period, the Group decided to raise its stake in TTNS in view of the increasing strategic importance of its Taiwan operations in the context of its Greater China business operations. The Group negotiated with NCIC to acquire 6,522,000 shares of TTNS and completed the acquisition in July 2006. Following the purchase, the Group’s effective interest in TTNS was increased to 62.56% from 56.56%.

In July 2006, HKT and NCIC filed a consent summons with the High Court permanently staying the court action as mentioned above which has effectively terminated these legal proceedings.

	b.	PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, is in dispute with Hong Kong’s Inland Revenue Department (the “IRD”) regarding the deductibility of certain finance expenses. The IRD had raised two assessments for part of the disputed finance expenses on April 21, 2005 and February 3, 2006. HKTC had lodged an objection to both assessments and successfully obtained a holdover of the tax assessed through the purchase of Tax Reserve Certificates in the amount of HK$308 million. The estimated tax impact of the dispute may amount to HK$354 million up to June 30, 2006. Based on the information available to the Group to date, HKTC has made a provision based on the best estimate of the amount that may ultimately be required to settle the dispute. The directors consider that the impact of any unprovided amounts which may materialize is immaterial.

	c.	The Group is subject to certain corporate guarantee obligations to guarantee performance of its wholly-owned subsidiaries in the normal course of their businesses. The amount of liabilities arising from such obligations, if any, cannot be ascertained but the directors are of the opinion that any resulting liability would not materially affect the financial position of the Group.

15	CHARGE ON ASSETS

As at June 30, 2006, certain assets of the Group with an aggregate carrying value of HK$68 million (December 31, 2005: HK$62 million) were pledged to secure loans and borrowing facilities utilized by the Group.

Certain financial assets at fair value through profit or loss, with an aggregate value of HK$173 million (December 31, 2005: HK$178 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002.

PCCW interim report 2006	28

16	RELATED PARTY TRANSACTIONS
During the period, the Group has entered into the following transactions with related parties:

		Six months ended
In HK$ million	Note(s)	June 30, 2006	June 30, 2005
		(Unaudited)	(Unaudited)

Telecommunications service fees, rental charges, facility
management services and subcontracting charges received
or receivable from a jointly controlled company	a & c	62	61
System integration charges received or receivable
from a shareholder of a PRC subsidiary	a	198	218
Telecommunications service fees and system integration charges
received or receivable from a substantial shareholder	a	13	–
Telecommunications service fees, outsourcing fees and rental
charges paid or payable to a jointly controlled company	a & c	415	461
Telecommunications service fees paid or payable to
a substantial shareholder	a	22	–
Convertible bond interest paid or payable to a substantial shareholder	a	–	149
Key management compensation	b	54	68

a.	These transactions were carried out after negotiations between the Group and the related parties in the ordinary course of business and on the basis of estimated market value as determined by the directors. In respect of transactions for which the price or volume has not yet been agreed with the relevant related parties, the directors have determined the relevant amounts based on their best estimation.

b.	Details of key management compensation of the Group

	Six months ended
In HK$ million	June 30, 2006	June 30, 2005
	(Unaudited)	(Unaudited)

Salaries and other short-term employee benefits	39	42
Post-employment benefits	2	2
Share-based compensation	13	24

	54	68

PCCW interim report 2006	29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
For the six months ended June 30, 2006

16	RELATED PARTY TRANSACTIONS (CONTINUED)

	c.	Details of transactions with a jointly controlled company (“JV”)

An indirect wholly-owned subsidiary of the Company and a wholly-owned subsidiary of the JV have entered into an amended Hong Kong Domestic Connectivity Agreement and an amended International Services Agreement for the provision of domestic and international connectivity services in Hong Kong and between Hong Kong and other countries, such that each of the Group and Telstra Corporation Limited (“Telstra”) have agreed to purchase 90% per annum of the Group’s and Telstra’s respective “Committed Services” (being international public switched telephone network terminating access, international transmission capacity and Internet gateway access services) from the JV and its subsidiaries until repayment of the outstanding portion of US$1,200 million (approximately HK$9,360 million) of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to a wholly-owned subsidiary of the JV on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices. The wholly-owned subsidiary of the JV similarly must acquire 90% per annum of its local connectivity services from the Group under the amended agreement for domestic connectivity services, similarly extended for the same period. The amended International Services Agreement was terminated as part of the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out below.

There was no purchase made by the Group from the JV for the six months ended June 30, 2006 (2005: HK$156 million).

On June 18, 2004, the Company purchased from the syndicate of banks 50% of the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$155.45 million (approximately HK$1,213 million). This loan receivable from the wholly-owned subsidiary of the JV is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable was suspended for six months and agreed to be at London Interbank Offered Rate (“LIBOR”) plus 250 basis points thereafter. The loan receivable was subsequently set-off pursuant to the arrangements relating to the establishment of the new operating model for the JV on April 16, 2005, details of which are set out below.

In addition, on June 17, 2004, the Company and Telstra agreed to provide the JV with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. The facility is secured and will be repayable in full by the JV on December 31, 2007. The interest receivable under this facility is LIBOR plus 250 basis points. As at June 30, 2006, no draw down has been made by the JV under this facility (2005: Nil).

On April 16, 2005, the Company agreed with Telstra and the JV on a new operating model under which the JV would operate as an outsourcer of telecommunications network services for the Group and Telstra and its subsidiaries. During the six months ended June 30, 2006, the outsourcing fees paid or payable by the Group to the JV under the new operating model, determined on a cost plus basis, were HK$380 million (2005: HK$284 million).

17	POST BALANCE SHEET EVENTS

On July 18, 2006, the Company entered into a four-year HK$6,450 million revolving loan facility for general corporate purposes. As at the date of this interim report, the Company has drawn down a total of HK$4,800 million under this facility.

PCCW interim report 2006	30

GENERAL INFORMATION

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at June 30, 2006, the directors and chief executive of the Company and their associates had the following interests and short positions in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) of the Rules Governing the Listing of Securities on the Stock Exchange (“the Listing Rules”):

1.	The Company

A. Interests in the Company

The table below sets out the aggregate long positions in the shares and underlying shares of the Company held by the directors and chief executive of the Company.

Name of Director/Chief Executive	Personal interests	Number of ordinary shares		Other interests	Number of underlying shares held under equity derivatives	Total	Percentage of issued share capital
		Family interests	Corporate interests

Li Tzar Kai, Richard	–	–	36,295,600	1,746,122,668	679,000	1,783,097,268	26.47%
			(Note 1(a))	(Note 1(b))	(Note 1(c))

So Chak Kwong, Jack	4,322,000	–	–	–	17,661,000	21,983,000	0.33%
					(Note 3)

Peter Anthony Allen	253,200	–	–	–	4,629,200	4,882,400	0.07%
					(Note 2)

Alexander Anthony Arena	760,000	–	–	–	15,800,200	16,560,200	0.25%
					(Note 4)

Chung Cho Yee, Mico	1,176,260	18,455	–	–	14,390,400	15,585,115	0.23%
		(Note 5)			(Note 2)

Lee Chi Hong, Robert	992,600	511	–	–	6,000,000	6,993,111	0.10%
	(Note 6(a))	(Note 6(b))			(Note 2)

Dr Fan Xingcha	–	–	–	–	7,000,000	7,000,000	0.10%
					(Note 2)

Sir David Ford	–	–	–	–	3,000,000	3,000,000	0.05%
					(Note 2)

Prof Chang Hsin-kang	64,000	–	–	–	–	64,000	0.001%

Dr The Hon Sir Li Kwok Po, David	600,000	–	–	–	–	600,000	0.01%

PCCW interim report 2006	31

GENERAL INFORMATION (CONTINUED)

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (CONTINUED)

1.	The Company (continued)
A. Interests in the Company (continued)

Notes:

1.	(a)	Of these shares, Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, held 2,548,600 shares and Eisner Investments Limited held 33,747,000 shares. Li Tzar Kai, Richard owns 100% of Chiltonlink Limited and Eisner Investments Limited.

	(b)	These interests represented:

		(i)	a deemed interest in 36,726,857 shares of the Company held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a discretionary beneficiary of certain discretionary trusts which held units in unit trusts which in turn held interests in certain shares of Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts and unit trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares of the Company held by Yue Shun Limited;

		(ii)	a deemed interest in 20,354,286 shares of the Company held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares of the Company held by PCGH;

		(iii)	a deemed interest in 1,526,094,301 shares of the Company held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33% interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100% interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares of the Company held by PCRD; and

		(iv)	a deemed interest in 162,947,224 shares of the Company held by a collective investment scheme in which PCD (a corporation 100% controlled by Li Tzar Kai, Richard – see above) was a holder.

	(c)	This number represented interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100% of PCGH and comprises an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American Depositary Receipts (“ADRs”), each representing 10 shares of the Company.

2.	These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in the section headed“SHARE OPTION SCHEMES”.

3.	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 2,161,000 underlying shares which were transferred to him on July 25, 2006 pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.

6.	(a)	These shares were held jointly by Lee Chi Hong, Robert and his spouse.

	(b)	These shares were held by the spouse of Lee Chi Hong, Robert.

B. Short Positions in the Shares and Underlying Shares of the Company

Under the SFO, Li Tzar Kai, Richard was deemed as at June 30, 2006 to have short positions held pursuant to equity derivatives in respect of an aggregate of 234,000,258 underlying shares of the Company, representing 3.47% of the total issued share capital of the Company. Details of such short positions are as follows:

(a)	a short position in respect of 231,839,258 underlying shares of the Company (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 231,839,258 shares of the Company. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100% of PCGH of which PCRD is a controlled corporation under the SFO; and

(b)	through PCD (a corporation 100% controlled by Li Tzar Kai, Richard – see note 1.(a) of the sub-section headed “Interests in the Company”) a short position in respect of 2,161,000 underlying shares of the Company which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares of the Company were transferred to So Chak Kwong, Jack on July 25, 2006.

PCCW interim report 2006	32

DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS (CONTINUED)

2.	Interests in Associated Corporation of the Company

The table below sets out the aggregate long positions in the shares and underlying shares of Pacific Century Premium Developments Limited (“PCPD”) held by the directors and chief executive of the Company.

					Number of underlying shares held under equity derivatives
		Number of ordinary shares					Percentage of issued share capital
Name of Director/Chief Executive	Personal interests	Family interests	Corporate interests	Other interests		Total

So Chak Kwong, Jack	–	–	–	–	5,000,000	5,000,000	0.21%

Chung Cho Yee, Mico	–	–	–	–	5,000,000	5,000,000	0.21%

The above interests represented the interests in underlying shares in respect of share options granted by PCPD to the directors and chief executive of the Company as beneficial owners pursuant to PCPD’s share option scheme, the details of which are set out in the section headed “SHARE OPTION SCHEMES”.

Save as disclosed in the foregoing, none of the directors or chief executive of the Company or their associates had any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of the Listing Rules.

SHARE OPTION SCHEMES

1.	Share Option Schemes of the Company

The Company adopted a share option scheme on September 20, 1994 (the “1994 Scheme”). At the annual general meeting of the Company held on May 19, 2004, the shareholders of the Company approved the termination of the 1994 Scheme and adoption of a new share option scheme (the “2004 Scheme”). Following the termination of the 1994 Scheme during 2004, no further share options will be granted under such scheme, but in all other respects the provisions of such scheme will remain in full force and effect. Since May 19, 2004, the board of directors of the Company (the “Board”) may, at its discretion, grant share options to any eligible person to subscribe for shares in the Company subject to the terms and conditions stipulated in the 2004 Scheme.

Details of the share options outstanding and movements during the six months ended June 30, 2006 are as follows:

A. 1994 Scheme

(1) Outstanding options at January 1, 2006 and at June 30, 2006

					Number of options
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2006	Outstanding at 06.30.2006
	(Notes 1 & 2)	(Note 1)	(Note 1)

Directors/Chief Executive
So Chak Kwong, Jack	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	12,000,000	12,000,000
		07.25.2006	07.23.2013

PCCW interim report 2006	33

GENERAL INFORMATION (CONTINUED)

SHARE OPTION SCHEMES (CONTINUED)

1.	Share Option Schemes of the Company (continued) A. 1994 Scheme (continued)

(1) Outstanding options at January 1, 2006 and at June 30, 2006 (continued)

					Number of options
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2006	Outstanding at 06.30.2006
	(Notes 1 & 2)	(Note 1)	(Note 1)

Directors/Chief Executive (continued)
Peter Anthony Allen	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	272,000	272,000
		08.17.2002	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	178,600	178,600
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	178,600	178,600
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000	2,000,000
		07.25.2006	07.23.2013

Alexander Anthony Arena	08.28.1999	08.17.2000 to	08.17.2000 to	11.7800	3,200,000	3,200,000
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,600,000	1,600,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,600,000	1,600,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	6,400,000	6,400,000
		07.25.2006	07.23.2013

Chung Cho Yee, Mico	08.28.1999	08.17.2000 to	08.17.2001 to	11.7800	3,575,200	3,575,200
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	1,060,000	1,060,000
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	1,060,000	1,060,000
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,695,200	5,695,200
		07.25.2006	07.23.2013

Lee Chi Hong, Robert	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	5,000,000	5,000,000
		07.25.2006	07.23.2013

Sir David Ford	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	2,000,000	1,000,000
		07.25.2006	07.23.2013

Yuen Tin Fan, Francis	08.28.1999	08.17.2000 to	08.17.2003 to	11.7800	2,134,000	(Note 8)
		08.17.2004	08.17.2009
	08.26.2000	08.26.2001 to	08.26.2001 to	60.1200	3,200,000	(Note 8)
		08.26.2005	08.26.2010
	02.20.2001	08.26.2001 to	08.26.2001 to	16.8400	3,200,000	(Note 8)
		08.26.2005	01.22.2011
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	8,534,000	(Note 8)
		07.25.2006	07.23.2013

PCCW interim report 2006	34

SHARE OPTION SCHEMES (CONTINUED)

1.	Share Option Schemes of the Company (continued) A. 1994 Scheme (continued)

(1) Outstanding options at January 1, 2006 and at June 30, 2006 (continued)

					Number of options
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2006	Outstanding at 06.30.2006
	(Notes 1 & 2)	(Note 1)	(Note 1)

Employees
In aggregate	08.17.1999 to	(Note 3)	08.17.2000 to	11.7800	6,430,925	8,564,925
	09.15.1999		08.17.2009
	10.25.1999 to	(Note 3)	10.25.2000 to	22.7600	3,370,400	3,317,600
	11.23.1999		10.25.2009
	02.08.2000 to	02.08.2001 to	02.08.2001 to	75.2400	86,700	86,700
	03.08.2000	02.08.2003	02.08.2010
	08.26.2000 to	(Note 4)	(Note 4)	60.1200	1,048,600	4,248,600
	09.24.2000
	10.27.2000 to	(Note 5)	(Note 5)	24.3600	9,989,790	9,644,982
	11.25.2000
	01.22.2001 to	(Note 6)	(Note 6)	16.8400	7,529,852	10,509,532
	02.20.2001
	02.20.2001	02.08.2002 to	02.08.2002 to	18.7600	86,700	86,700
		02.08.2004	02.08.2011
	04.17.2001 to	(Note 7)	(Note 7)	10.3000	1,147,040	1,137,440
	05.16.2001
	07.16.2001 to	07.16.2002 to	07.16.2002 to	9.1600	365,760	346,560
	09.15.2001	07.16.2004	07.16.2011
	05.10.2002	(Note 3)	04.11.2003 to	7.9150	86,700	86,700
			04.11.2012
	08.01.2002	08.01.2003 to	08.01.2003 to	8.0600	200,000	200,000
		08.01.2005	07.31.2012
	11.13.2002	11.13.2003 to	11.13.2003 to	6.1500	6,820,000	6,760,000
		11.13.2005	11.12.2012
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	46,939,006	48,807,010
		07.25.2006	07.23.2013
	09.16.2003	09.16.2004 to	09.16.2004 to	4.9000	190,000	177,000
		09.15.2006	09.14.2013

Others	08.17.1999 to	(Note 3)	08.17.2000 to	11.7800	800,000	800,000
	09.15.1999		08.17.2009
	08.26.2000 to	(Note 4)	(Note 4)	60.1200	2,800,000	2,800,000
	09.24.2000
	01.22.2001 to	(Note 6)	(Note 6)	16.8400	2,800,000	2,800,000
	02.20.2001
	10.15.2001 to	10.15.2002 to	10.15.2002 to	8.6400	120,000	120,000
	11.13.2001	10.15.2004	10.15.2011
	10.11.2002	Fully vested on	10.11.2002 to	8.6165	1,200,000	1,200,000
		10.11.2002	10.10.2007
	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	4,000,000	4,000,000
		07.25.2006	07.23.2013

PCCW interim report 2006	35

GENERAL INFORMATION (CONTINUED)

SHARE OPTION SCHEMES (CONTINUED)

1.	Share Option Schemes of the Company (continued) A. 1994 Scheme (continued)

(2) Options exercised during the six months ended June 30, 2006

Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Number of shares acquired on exercise of options	Weighted average closing price of the shares immediately before the dates on which the options were exercised HK$
	(Note 1)	(Note 1)	(Note 1)

Director
Sir David Ford	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	1,000,000	5.3982
		07.25.2006	07.23.2013

Employees
In aggregate	07.25.2003	07.25.2004 to	07.25.2004 to	4.3500	6,178,995	5.3630
		07.25.2006	07.23.2013
	09.16.2003	09.16.2004 to	09.16.2004 to	4.9000	13,000	5.6000
		09.15.2006	09.14.2013

During the period under review, no share options were exercised by any directors or chief executive of the Company, employees of the Company and its subsidiaries (the “Group”) or other participants save as disclosed above.

(3) Options cancelled or lapsed during the six months ended June 30, 2006

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed

Employees
In aggregate	22.7600	–	52,800
	24.3600	–	344,808
	16.8400	–	220,320
	10.3000	–	9,600
	9.1600	–	19,200
	6.1500	–	60,000
	4.3500	–	487,001

PCCW interim report 2006	36

SHARE OPTION SCHEMES (CONTINUED)

1.	Share Option Schemes of the Company (continued) B. 2004 Scheme

(1) Outstanding options at January 1, 2006 and at June 30, 2006

					Number of options
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2006	Outstanding at 06.30.2006
	(Note 1)	(Note 1)	(Note 1)

Directors/Chief Executive
So Chak Kwong, Jack	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,500,000	3,500,000
		02.08.2007	02.07.2009

Peter Anthony Allen	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	2,000,000	2,000,000
		02.08.2007	02.07.2009

Alexander Anthony Arena	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	3,000,000
		02.08.2007	02.07.2009

Chung Cho Yee, Mico	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	3,000,000
		02.08.2007	02.07.2009

Lee Chi Hong, Robert	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	1,000,000	1,000,000
		02.08.2007	02.07.2009

Dr Fan Xingcha	09.01.2005	09.01.2006 to	09.01.2006 to	5.2500	7,000,000	7,000,000
		09.01.2008	08.31.2010

Sir David Ford	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	2,000,000	2,000,000
		02.08.2007	02.07.2009

Yuen Tin Fan, Francis	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	3,000,000	(Note 8)
		02.08.2007	02.07.2009

Employees
In aggregate	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	48,099,000	43,190,000
		02.08.2007	02.07.2009

(2) Options granted during the six months ended June 30, 2006

During the period under review, no share options were granted to any directors or chief executive of the Company or employees of the Group or other participants.

PCCW interim report 2006	37

GENERAL INFORMATION (CONTINUED)

SHARE OPTION SCHEMES (CONTINUED)

1.	Share Option Schemes of the Company (continued) B. 2004 Scheme (continued)
(3) Options exercised during the six months ended June 30, 2006

Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Number of shares acquired on exercise of options	Weighted average closing price of the shares immediately before the dates on which the options were exercised HK$
	(Note 1)	(Note 1)	(Note 1)

Employees
In aggregate	02.08.2005	02.08.2006 to	02.08.2006 to	4.4750	6,595,500	5.2475
		02.08.2007	02.07.2009

During the period under review, no share options were exercised by any directors or chief executive of the Company, employees of the Group or other participants save as disclosed above.

(4) Options cancelled or lapsed during the six months ended June 30, 2006

Name or category of participant	Exercise price HK$	Number of options cancelled	Number of options lapsed

Employees
In aggregate	4.4750	–	1,313,500

2.	Share Option Schemes of Subsidiaries of the Company A. PCPD

PCPD, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 17, 2003 (the “2003 PCPD Scheme”). In order to align the terms of the share option scheme of PCPD with those of the Company and in view of the limited number of shares capable of being issued under the 2003 PCPD Scheme relative to the current capital base of PCPD, the shareholders of PCPD approved the termination of the 2003 PCPD Scheme and the adoption of a new share option scheme (the “2005 PCPD Scheme”) at PCPD’s annual general meeting held on May 13, 2005. The 2005 PCPD Scheme became effective on May 23, 2005 following its approval by the shareholders of the Company. No further share options will be granted under the 2003 PCPD Scheme following its termination but the provisions of such scheme will remain in full force and effect with respect to the options granted prior to its termination. The board of directors of PCPD may, at its discretion, grant share options to any eligible person to subscribe for shares in PCPD subject to the terms and conditions stipulated in the 2005 PCPD Scheme.

PCCW interim report 2006	38

SHARE OPTION SCHEMES (CONTINUED)

2.	Share Option Schemes of Subsidiaries of the Company (continued)
A. PCPD (continued)

Details of the share options outstanding under the 2003 PCPD Scheme and movements during the six months ended June 30, 2006 are as follows:

2003 PCPD Scheme

(1) Outstanding options at January 1, 2006 and at June 30, 2006

					Number of options
Name or category of participant	Date of grant	Vesting period	Exercisable period	Exercise price HK$	Outstanding at 01.01.2006	Outstanding at 06.30.2006
	(Note 1)	(Note 1)	(Note 1)

Directors/Chief Executive
of the Company
So Chak Kwong, Jack	12.20.2004	Fully vested on	12.20.2004 to	2.375	5,000,000	5,000,000
		12.20.2004	12.19.2014

Chung Cho Yee, Mico	12.20.2004	Fully vested on	12.20.2004 to	2.375	5,000,000	5,000,000
		12.20.2004	12.19.2014

(2)	Options granted during the six months ended June 30, 2006

During the period under review, no share options were granted.

(3)	Options exercised during the six months ended June 30, 2006

During the period under review, no share options were exercised.

(4)	Options cancelled or lapsed during the six months ended June 30, 2006

During the period under review, no share options were cancelled or lapsed.

2005 PCPD Scheme

No share options have been granted under the 2005 PCPD Scheme since its adoption.

B. SUNDAY Communications Limited (“SUNDAY”)
SUNDAY, an indirect non wholly-owned subsidiary of the Company, adopted a share option scheme on March 1, 2000 (the “2000 Scheme”). On May 22, 2002, the shareholders of SUNDAY approved the adoption of a new share option scheme (the “2002 Scheme”) and termination of the 2000 Scheme. No share options were granted or exercised during the six months ended June 30, 2006 and no share options were outstanding under the 2000 Scheme. No share options have been granted under the 2002 Scheme since its adoption.

PCCW interim report 2006	39

GENERAL INFORMATION (CONTINUED)

SHARE OPTION SCHEMES (CONTINUED)

Notes:

1.	All dates are shown month/day/year.

2.	Due to the large number of employees participating in the 1994 Scheme, certain information such as the date of grant can only be shown within a reasonable range in this interim report. For options granted to employees, the options were granted, where applicable, during the underlying periods for acceptance of the offer of such options by the employees concerned.

3.	These options vest in installments during a period starting from the first anniversary of the offer date of such options (the “Offer Date”) and ending on either the third or fifth anniversary of the Offer Date inclusive.

4.	These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2003 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

5.	These options vest in installments during a period starting from: (i) March 15, 2001 and ending on March 15, 2005 inclusive; or (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

6.	These options vest in installments during a period starting from: (i) dates ranging between the date of grant to August 26, 2001 and ending on dates ranging between December 7, 2002 to August 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

7.	These options vest in installments during a period starting from: (i) May 26, 2001 and ending on May 26, 2005 inclusive; (ii) the first anniversary of the Offer Date and ending on the third anniversary of the Offer Date inclusive; or (iii) the first anniversary of the Offer Date and ending on the fifth anniversary of the Offer Date inclusive. All these options are exercisable in installments from the commencement of the relevant vesting period until the tenth anniversary of the Offer Date.

8.	The outstanding share options were reclassified to “Employees” under the share option scheme of the Company.

Save as disclosed above, at no time during the period under review was the Company or any of its subsidiaries, holding companies or fellow subsidiaries a party to any arrangement which may enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the directors or chief executive of the Company or their spouses or children under 18 years of age had any right to subscribe for equity or debt securities of the Company or any of its associated corporations or had exercised any such right during the period under review.

PCCW interim report 2006	40

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS
As at June 30, 2006, the following persons (other than any directors or chief executive of the Company) were substantial shareholders of the Company (as defined in the Listing Rules) and had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder	Note	Number of shares/ underlying shares held	Percentage of issued share capital

Interests
PCRD	1	1,526,773,301	22.66%
PCGH	2	1,547,127,587	22.97%
Star Ocean Ultimate Limited	3	1,547,127,587	22.97%
The Ocean Trust	3	1,547,127,587	22.97%
The Starlite Trust	3	1,547,127,587	22.97%
OS Holdings Limited	3	1,547,127,587	22.97%
Ocean Star Management Limited	3	1,547,127,587	22.97%
The Ocean Unit Trust	3	1,547,127,587	22.97%
The Starlite Unit Trust	3	1,547,127,587	22.97%
China Network Communications Group	4	1,343,571,766	19.94%
Corporation (“China Netcom”)

Short Positions
PCRD	5	231,839,258	3.44%
PCGH	5	231,839,258	3.44%
Star Ocean Ultimate Limited	5	231,839,258	3.44%
The Ocean Trust	5	231,839,258	3.44%
The Starlite Trust	5	231,839,258	3.44%
OS Holdings Limited	5	231,839,258	3.44%
Ocean Star Management Limited	5	231,839,258	3.44%
The Ocean Unit Trust	5	231,839,258	3.44%
The Starlite Unit Trust	5	231,839,258	3.44%

Notes:

1.	These interests represented PCRD’s beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives.

2.	These interests represented (i) PCGH’s beneficial interests in 20,354,286 shares; and (ii) PCGH’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33% of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above).

3.	On April 18, 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4.	China Netcom indirectly holds these interests through its indirect wholly-owned subsidiary China Netcom Corporation (BVI) Limited.

5.	PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the sub-section headed “Short Positions in the Shares and Underlying Shares of the Company”.

PCCW interim report 2006	41

GENERAL INFORMATION (CONTINUED)

INTERESTS AND SHORT POSITIONS OF OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO
As at June 30, 2006, the following persons (not being the directors or chief executive or substantial shareholders (as disclosed in the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”) of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of shareholder		Number of shares/ underlying shares held	Percentage of issued share capital

Interests
Ocean Star Investment Management Limited	Note	1,547,127,587	22.97%
Short Positions
Ocean Star Investment Management Limited	Note	231,839,258	3.44%

Note:

Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100% of PCGH (see the Notes of the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”).

Save as disclosed above in this section and the previous section headed “INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS”, the Company had not been notified of any other person (other than any directors or chief executive of the Company) who had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at June 30, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
During the six months ended June 30, 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the listed securities of the Company.

AUDIT COMMITTEE
The Company’s Audit Committee has reviewed the accounting policies adopted by the Group and the unaudited interim financial statements of the Group for the six months ended June 30, 2006. Such interim financial statements have not been audited but have been reviewed by the Company’s auditors.

MODEL CODE SET OUT IN APPENDIX 10 OF THE LISTING RULES
The Company has established its own code of conduct regarding securities transactions by directors and senior management, namely PCCW Code of Conduct for Securities Transactions by Directors and Senior Management (the “PCCW Code”) on terms no less exacting than the required standard set out in the Model Code as set out in Appendix 10 of the Listing Rules. Having made specific enquiry of all directors of the Company, they have confirmed that they complied with the required standard set out in the Model Code and the PCCW Code during the accounting period covered by this interim report.

PCCW interim report 2006	42

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES
The Company is committed to maintaining high standards of corporate governance for a transparent, responsible and value-driven management that is focused on enhancing shareholders’ value.

The Company has applied the principles and complied with all the code provisions of the Code on Corporate Governance Practices (the “Code”) contained in Appendix 14 under the Listing Rules during the six months ended June 30, 2006, save for the exceptions as described below.

Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election. The non-executive directors of the Company are not appointed for a specific term of office. However, all the directors of the Company are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s Articles of Association as mentioned below.

Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. According to the Company’s previous Articles of Association, all directors of the Company are subject to retirement by rotation and one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office at each annual general meeting.

At the Annual General Meeting of the Company held on May 24, 2006, a special resolution was passed to amend the relevant articles of the Articles of Association of the Company which provide that every director shall be subject to retirement at least once every three years and therefore no director will remain in office for a term of more than three years.

Accordingly, code provisions A.4.1 and A.4.2 of the Code have been fully complied with since May 24, 2006.

PCCW interim report 2006	43

INVESTOR RELATIONS

LISTINGS
The Company’s securities are listed on The Stock Exchange of Hong Kong Limited, and in the form of American Depositary Receipts (“ADRs”) on the New York Stock Exchange, Inc. Each ADR represents 10 ordinary shares of the Company. Certain convertible bonds and USD guaranteed notes issued by wholly-owned subsidiaries of the Company are listed on the Luxembourg Stock Exchange and the Singapore Exchange Securities Trading Limited. The convertible bonds are convertible into ordinary shares of the Company.

The Company is subject to the regulations of the United States Securities and Exchange Commission (“SEC”) as they apply to foreign companies whose securities are listed on a U.S. stock exchange. As required by the United States securities laws, the Company has filed an annual report for the year ended December 31, 2005 on Form 20-F with the SEC. A copy of the Form 20-F may be obtained from our Investor Relations office.

Additional information and specific enquiries concerning the Company’s ADRs should be directed to the Company’s ADR Depositary at the address given on this page.

Other enquiries regarding the Company should be addressed to Investor Relations at the address given on this page.

INTERIM REPORT 2006
This interim report 2006 (the “Interim Report 2006”) in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

Shareholders who:

A)  received the Interim Report 2006 by electronic means may request a printed copy; or

B)  received the Interim Report 2006 in either English or Chinese may request a printed copy of the other language version,

by writing to the Company’s Share Registrars at:

PCCW Limited
c/o Share Registrars
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East
Wan Chai, Hong Kong
Fax: +852 2529 6087/+852 2865 0990
Email: hkinfo00008@computershare.com.hk

Shareholders who have chosen to receive the Interim Report 2006 by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to the Interim Report 2006 will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent the Interim Report 2006 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars.

INDEX CONSTITUENT PCCW Limited is a constituent of the following indices: Hang Seng Index MSCI Index Series FTSE4Good Global Index STOCK CODES
The Stock Exchange of Hong Kong Limited	0008
Reuters	0008.HK
Bloomberg	8 HK
ADRs	PCW

COMPANY SECRETARY
Hubert Chak

REGISTERED OFFICE
39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2888 2888
Fax: +852 2877 8877

REGISTRARS
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai, Hong Kong
Telephone: +852 2862 8628
Fax: +852 2529 6087
Email: hkinfo@computershare.com.hk

ADR DEPOSITARY
Citibank, N.A.
American Depositary Receipts (ADR)
388 Greenwich Street, New York, NY 10013 USA
Toll Free Number: +1 877 CITIADR (248 4237)
Telephone: +1 816 843 4281
Email: citibank@shareholders-online.com

INVESTOR RELATIONS
Erik Floyd
Director of Investor Relations
PCCW Limited
41st Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
Telephone: +852 2514 5084
Fax: +852 2962 5003
Email: erik.floyd@pccw.com
            ir@pccw.com

WEBSITE
www.pccw.com

PCCW interim report 2006	44

PCCW Limited
39/F, PCCW Tower, TaiKoo Place, 979 King’s Road, Quary Bay, Hong Kong
T: +852 2888 2888 F: +852 2877 8877  www.pccw.com

PCCW is listed on The Stock Exchange of Hong Kong Limited (SEHK: 0008)
with an ADR listing on the New York Stock Exchange, Inc. (NYSE: PCW)

Copyright ©PCCW Limited 2006. All Rights Reserved.